U.S. GoldMining Inc.

1030 West Georgia Street

Suite 1830

Vancouver, BC, Canada

V6E 2Y3

April 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request for U.S. GoldMining Inc.
Registration Statement on Form S-1
File No. 333-269693 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, U.S. GoldMining, Inc. hereby respectfully requests acceleration of the effective date of the Registration Statement, as amended, so that it may become effective at 5:00 p.m., Eastern Time, on April 19, 2023, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Sincerely,

U.S. GOLDMINING INC.

		By:	/s/ Tim Smith
Tim Smith
Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Bruce Newsome, Esq., Haynes and Boone, LLP